UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No.     7    )*


                         Seaman Furniture Company, Inc.
                                (Name of Issuer)
                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   812163103
                                 (CUSIP Number)

                 Fred M. Stone, Esq., M.D. Sass Associates, Inc.
                 1185 Avenue of the Americas, New York, NY 10036
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 23, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six  copies of this statement, including all exhibits, should  be  filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Re/Enterprise Partners, L.P.
     1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     78,655.72 Class A Common Stock (1)
     223,866.68 Class B Common Stock (1)

8    SHARED VOTING POWER
     - 0 -

9    SOLE DISPOSITIVE POWER
     78,655.72 Class A Common Stock (1)
     223,866.68 Class B Common Stock (1)

10   SHARED DISPOSITIVE POWER
     - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     78,655.72 Class A Common Stock (1)
     223,866.68 Class B Common Stock (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     37.48% Class A Common Stock
     37.48% Class B Common Stock

14   TYPE OF REPORTING PERSON *
     PN

(1) Voting and dispositive power is exercised through its managing general partner, M.D. Sass Associates, Inc.

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Associates, Inc.
     1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     78,655.72 Class A Common Stock (1)
     223,866.68 Class B Common Stock (1)

8    SHARED VOTING POWER
     - 0 -

9    SOLE DISPOSITIVE POWER
     78,655.72 Class A Common Stock (1)
     223,866.68 Class B Common Stock (1)

10   SHARED DISPOSITIVE POWER
     - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     78,655.72 Class A Common Stock (1)
     223,866.68 Class B Common Stock (1)
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     37.48% Class A Common Stock
     37.48% Class B Common Stock

14   TYPE OF REPORTING PERSON *
     CO
(1) Voting and dispositive power is exercised solely in its capacity as managing general partner of M.D. Sass Re/Enterprise Partners, L.P.

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Parallax Partners, L.P.
     1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     1,994.92 Shares Class A Common Stock (1)
     5,677.86 Shares Class B. Common Stock (1)

8    SHARED VOTING POWER
     - 0 -

9    SOLE DISPOSITIVE POWER
     1,994.92 Shares Class A Common Stock (1)
     5,677.86 Shares Class B. Common Stock (1)

10   SHARED DISPOSITIVE POWER
     - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,994.92 Shares Class A Common Stock (1)
     5,677.86 Shares Class B. Common Stock (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .95% Class A Common Stock
     .95% Class B. Common Stock

14   TYPE OF REPORTING PERSON *
     PN



(1) Voting and dispositive power is exercised through its sole general partner, MDS GPU, Inc.

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MDS GPU, Inc.
     1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     1,994.92 Shares Class A Common Stock (1)
     5,677.86 Shares Class B. Common Stock (1)

8    SHARED VOTING POWER
     - 0 -

9    SOLE DISPOSITIVE POWER
     1,994.92 Shares Class A Common Stock (1)
     5,677.86 Shares Class B. Common Stock (1)

10   SHARED DISPOSITIVE POWER
     - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,994.92 Shares Class A Common Stock (1)
     5,677.86 Shares Class B. Common Stock (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .95% Class A Common Stock
     .95% Class B. Common Stock

14   TYPE OF REPORTING PERSON *
     CO


(1) Voting and dispositive power is exercised solely in its capacity as sole general partner of M.D. Sass Parallax Partners, L.P.

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Associates, Inc. Employees Profit Sharing Plan
     1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     1,336.60 Shares Class A Common Stock
     3,804.17 Shares Class B Common Stock

8    SHARED VOTING POWER
     - 0 -

9    SOLE DISPOSITIVE POWER
     1,336.60 Shares Class A Common Stock
     3,804.17 Shares Class B Common Stock

10   SHARED DISPOSITIVE POWER
     - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,336.60 Shares Class A Common Stock
     3,804.17 Shares Class B Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .60% Class A Common Stock
     .60% Class B Common Stock

14   TYPE OF REPORTING PERSON *
     EP

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Re/Enterprise International, Ltd.
     Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     9,076.88 Shares Class A Common Stock (1)
     25,834.26 Shares Class B Common Stock (1)

8    SHARED VOTING POWER
     - 0 -

9    SOLE DISPOSITIVE POWER
     9,076.88 Shares Class A Common Stock (1)
     25,834.26 Shares Class B Common Stock (1)

10   SHARED DISPOSITIVE POWER
     - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,076.88 Shares Class A Common Stock (1)
     25,834.26 Shares Class B Common Stock (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.33% Class A Common Stock
     4.33% Class B Common Stock

14   TYPE OF REPORTING PERSON *
     EP


 (1) Voting and dispositive power is exercised through its investment advisor, M.D. Sass Management, Inc.

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Management, Inc.
     1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     9,076.88 Shares Class A Common Stock (1)
     25,834.26 Shares Class B Common Stock (1)

8    SHARED VOTING POWER
     - 0 -

9    SOLE DISPOSITIVE POWER
     9,076.88 Shares Class A Common Stock (1)
     25,834.26 Shares Class B Common Stock (1)

10   SHARED DISPOSITIVE POWER
     - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,076.88 Shares Class A Common Stock (1)
     25,834.26 Shares Class B Common Stock (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.33% Class A Common Stock
     4.33% Class B Common Stock

14   TYPE OF REPORTING PERSON *
     CO


 (1) Voting and dispositive power is exercised solely in its capacity as investment manager of M.D. Sass Re/Enterprise International, Inc.

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J.B. Rubin & Co. Defined Contribution Plan
     1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     83.78 Shares Class A Common Stock (1)
     238.45 Shares Class B Common Stock (1)

8    SHARED VOTING POWER
     - 0 -

9    SOLE DISPOSITIVE POWER
     83.78 Shares Class A Common Stock (1)
     238.45 Shares Class B Common Stock (1)

10   SHARED DISPOSITIVE POWER
     - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     83.78 Shares Class A Common Stock (1)
     238.45 Shares Class B Common Stock (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .04% Class A Common Stock
     .04% Class B Common Stock

14   TYPE OF REPORTING PERSON *
     OO

(1) Voting and dispositive power is exercised through its trustee, James B.
Rubin.

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Corporate Renaissance Group, Inc.
     1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     8,598.10 Shares Class A Common Stock (1)
     24,471.58 Shares Class B Common Stock (1)

8    SHARED VOTING POWER
     - 0 -

9    SOLE DISPOSITIVE POWER
     8,598.10 Shares Class A Common Stock (1)
     24,471.58 Shares Class B Common Stock (1)

10   SHARED DISPOSITIVE POWER
     - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,598.10 Shares Class A Common Stock (1)
     24,471.58 Shares Class B Common Stock (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.10% Class A Common Stock
     4.10% Class B Common Stock

14   TYPE OF REPORTING PERSON *
     CO


(1) Voting and dispositive power is exercised through its investment manager, M.D. Sass Investors Services, Inc.

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Investors Services, Inc.
     1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     8,598.10 Shares Class A Common Stock (1)
     24,471.58 Shares Class B Common Stock (1)

8    SHARED VOTING POWER
     - 0 -

9    SOLE DISPOSITIVE POWER
     8,598.10 Shares Class A Common Stock (1)
     24,471.58 Shares Class B Common Stock (1)

10   SHARED DISPOSITIVE POWER
     - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,598.10 Shares Class A Common Stock (1)
     24,471.58 Shares Class B Common Stock (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.10% Class A Common Stock
     4.10% Class B Common Stock

14   TYPE OF REPORTING PERSON *
     CO

(1) Voting and dispositive power is exercised solely in its capacity as investment adviser to Corporate Renaissance Group, Inc.

Item 1.   Security and Issuer.

      This Amendment No. 7 amends and supplements the Schedule 13D filed on 13 April 1993 (the "Schedule 13D Report") by T. Rowe Price Recovery Fund, L.P., a Delaware limited partnership ("Recovery Fund"), T. Rowe Price Recovery Fund Associates, Inc., a Maryland corporation ("Recovery Associates"), M.D. Sass Re/Enterprise Partners, L.P., a Delaware limited partnership ("Re/Enterprise"), M.D. Sass Associates, Inc., a Delaware corporation ("Associates"), M.D. Sass Parallax Partners, L.P., a Delaware limited partnership ("Parallax"), M.D. Sass GPU Inc., a Delaware corporation ("GPU"), and M.D. Sass Associates, Inc. Employees Profit Sharing Plan, a trust ("SAEPS") as the Reporting Persons named therein relating to the Common Stock, par value $.01 per share ("Common Stock") of Seaman Furniture Company, Inc. (the "Issuer"), and Amendment No. 1 to
Schedule 13D filed on March 14, 1994 by Re/Enterprise, Associates, Parallax, GPU, SAEPS, M.D. Sass Re/Enterprise International, Ltd., a British Virgin Islands Corporation ("International"), M.D. Sass Management, Inc., a Delaware corporation ("Management"), and the J.B. Rubin & Co. Defined Contribution Plan, a trust (the "Rubin Plan"), Amendment No. 2 to Schedule 13D filed on January 12, 1996 by Re/Enterprise, Associates, Parallax, GPU, SAEPS, International, Management, M.D. Sass Investors Services, Inc., a Delaware corporation ("Investors"), Corporate Renaissance Group, Inc. ("CREN") and the Rubin Plan, Amendment No. 3 to Schedule 13D filed on April 17, 1996 by Re/Enterprise, Associates, Parallax, GPU, SAEPS, International, Management, Investors, CREN and the Rubin Plan, and Amendment No. 4 to Schedule 13D filed on October 3, 1996, by Re/Enterprise, Associates, Parallax, GPU, SAEPS, International, Management, Investors, CREN and the Rubin Plan, Amendment No. 5 to Schedule 13D filed on July 15, 1997, by Re/Enterprise, Associates, Parallax, GPU, SAEPS, International, Management, Investors, CREN and the Rubin Plan, and Amendment No. 6 to Schedule 13D filed on August 14, 1997, by Re/Enterprise, Associates, Parallax, GPU, SAEPS, International, Management, Investors, CREN and the Rubin Plan. Capitalized terms used herein without specific definition have the respective meanings given them in the Schedule 13D Report.

Items 3.       Source and Amount of Funds or Other Consideration.

     All shares of Common Stock were acquired pursuant to the Agreement and Plan of Merger dated as of August 13,1997, as amended on September 4,1997 (the
"Merger Agreement"), by and between the Company as SFC Merger Company, a Delaware corporation ("Newco"), a copy of which was previously filed with the Securities and Exchange Commission in connection with the merger and is herein incorporated by reference. The Reporting Person, together with Re/Enterprise, Associates, Parallax, GPU, SAEPS, International, Management, Investors, CREN and the Rubin Plan (collectively, the "Participating Funds"), formed Newco solely for the purpose of acquiring approximately 20% of the Company's outstanding Common Stock not already owned by the foregoing persons through a one-step merger transaction. M.D. Sass. T. Rowe Price and Carl Marks respectively contributed 1,726,361 shares (approximately 38.1% of the total issued and outstanding shares), 967,900 shares (approximately 21.3% of the total issued and outstanding shares) and 938,050 shares (approximately 20.7% of the total issued and outstanding shares) of Company Common Stock to Newco as the subscription price for shares of Newco common stock. In exchange for such Company Common Stock, M. D. Sass received 99,698.47 shares of Class A common stock, par value $0.01 per shares of Newco ("Newco Class A Common Stock"), and 283,893 shares of Class B common stock, par value $0.01 per share of Newco ("Newco Class B Common Stock"); T. Rowe Price received 55,896.35 shares of Newco Class A Common Stock and 159,167 of Newco Class B Common Stock; and Carl Marks received 54,173.17 shares of Newco Class A Common Stock and 154,258 share of Newco Class B Common Stock. Upon consummation of the merger in which the Company was the surviving company (the "Surviving Company"), each share of Newco Class A Common Stock was converted into one share Class A Common Stock of the Surviving Company (the "Class A Common") and each share of Newco Class B Stock was converted into one share of Class B Common Stock of the Surviving Company (the "Class B Common"). All stockholders of the Company other than Newco are entitled to receive $25.05 per share of Common Stock in cash.

Item 4.   Purpose of Transaction.

      Item 4 of the Schedule 13D Report and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7 is hereby restated in its entirety to read as follows:

     The response to Item 3 is incorporated herein by this reference. The Common Stock was acquired in connection with the merger and as further described in the Participating Funds' filing on Schedule 13E-3 filed with the Commission on September 5,1997, as amended and supplemented by Amendment No. 1 thereto filed on October 27,1997, and Amendment No.2 thereto filed on November 18,1997.

Item 5.   Interest in Securities of the Issuer

      Item 5 of the Schedule 13D Report, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7 is hereby restated to read in its entirety as follows:

     The responses to Items 3 and 4 are incorporated herein by this reference.

      As a result of the merger, to the knowledge of the Reporting Persons and based upon information furnished by the Company, on the date hereof such persons beneficially own the amounts of Class A Common and Class B Common respectively indicated below:
                                                                    % Ownership
Person                             Class A             Class B      of Surviving
                                Common Stock        Common Stock    Company

M.D. Sass Associates, Inc.
  and Affiliates                  99,746              283,893          47.5%

T. Rowe Price Associates, Inc.
   and Affiliates                 55,923              159,167          26.7%

Carl Marks Strategic Investments
   Company, L.P. and Affiliates   54,199              154,258          25.8%

Members of Senior Management of the Surviving Company, including Alan Rosenberg, Steven Halper and Peter McGeough (the "Participating Executives"), have options to purchase up to 16% of the Class A Common and the Class B Common on a Fully diluted basis.

      The Reporting Persons disclaim the existence of a "group" with the foregoing persons with regard to any matter other than the merger. This Schedule 13D is filed solely on behalf of the Reporting Persons and not with respect to any of the other Participating Funds or Participating Executives.

      Except as disclosed in this Statement, neither the Reporting Persons nor, to their knowledge, any of the persons identified in Item 2 hereto have effected transactions in shares of Common Stock during the preceding 60 days.

     (a) Re/Enterprise, Parallax, SAEPS, International, the Rubin Plan and CREN held directly and of record 78,655.72 shares, 1,994.92 shares, 1,336.60 shares, 9,076.88 shares, 83.78 shares and 8,598.10, respectively, of Class A Common Stock, representing approximately 37.48%, .95%, .60%, 4.33%, .04% and 4.10%, respectively, of the Issuer's Class A Common Stock as of December 23, 1997.

     Re/Enterprise, Parallax, SAEPS, International, the Rubin Plan and CREN held directly and of record 223,866.68 shares, 5,677.86 shares, 3,804.17 shares, 25,834.26 shares, 238.45 shares and 24,471.58 shares, respectively, of Class B Common Stock, representing approximately 37.48%, .95%, .60%, 4.33%, .04% and
4.10%,  respectively, of the Issuer's Class B Common Stock as  of  December  23,
1997.

     Such determinations are based on representations of the Issuer that 209,868 shares of Class A Common Stock and 597,318 shares of Class B Common Stock were issued and outstanding as of December 23, 1997.

      Of the aggregate amount held by Re/Enterprise, Associates, as the general partner of Re/Enterprise, may be deemed to own beneficially the shares of Class A Common Stock and Class B Common Stock held by Re/Enterprise.

     Of the aggregate amount held by Parallax, GPU., as the sole general partner of Parallax, may be deemed to own beneficially the shares of Class A Common Stock and Class B Common Stock held by Parallax.

      Of the aggregate amount held by International, Management, as the investment manager of International, may be deemed to own beneficially the shares of Class A Common Stock and Class B Common Stock held by International.

      Of the aggregate amount held by the Rubin Plan, James B. Rubin, as the trustee of the Rubin Plan, may be deemed to own beneficially the shares of Class A Common Stock and Class B Common Stock held by the Rubin Plan.

      Of the aggregate amount held by CREN, Investors, as the investment manager of CREN, may be deemed to own beneficially the shares of Class A Common Stock and Class B Common Stock held by CREN.

      The Reporting Persons do not beneficially own any other shares of Class A Common Stock or Class B Common Stock.

      (b) (i) Re/Enterprise has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its general partner, Associates. Accordingly, Associates may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Class A Common Stock and Class B Common Stock held Re/Enterprise.

           (ii) Parallax has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its general partner, GPU. Accordingly, GPU may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Class A Common Stock and Class B Common Stock held Parallax.

          (iii) SAEPS has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its Board of Trustees.

           (iv) International has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its investment manager, Management. Accordingly, Management may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Class A Common Stock and Class B Common Stock held by International.

           (v) The Rubin Plan has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its trustee, James B. Rubin. Accordingly, James B. Rubin may be deemed to share in the power to vote or direct the vote and power to dispose or direct the disposition of all of the shares of Class A Common Stock and Class B Common Stock held by the Rubin Plan.

          (vi) CREN has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its investment manager, Investors. Accordingly, Investors may be deemed to share in the power to vote and power to dispose or direct the disposition of all of the shares of Class A Common Stock and Class B Common Stock held by CREN.

           (vii) Pursuant to Section 240.13d-4, Mr. Rubin, Associates, GPU, Management and Investors, on behalf of themselves and their affiliates, disclaim beneficial ownership of the Class A Common Stock and Class B Common Stock held or managed for the accounts of others, and the filing of this Schedule 13D by, or the naming of such persons, shall not be construed as an admission that any such person or entity is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of any such securities of the Issuer.

     (c) By reason of the Merger Agreement, the Reporting Persons may be deemed to have acquired shared beneficial ownership of the shares of Class A Common Stock and Class B Common Stock owned by the Participating Funds and the Participating Executives on or about December 23, 1997. Except as aforesaid, there were no transactions in the Class A Common Stock or Class B Common Stock by any of the reporting persons during the past sixty (60) days.

Item 6.   Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer

      Item 6 of the Schedule 13D Report and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 is hereby amended to read as follows:

     The response to Items 3 and 4 are incorporated herein by this reference.

Item 7.   Materials to be Filed as Exhibits


     Exhibit 1 -- Agreement and Plan of Merger, dated as of August 13,1997 as amended on September 4,1997, by and between Newco and the Company. (Incorporated by reference to Schedule 14A filed by the Company on November 18,1997).

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Dated December 28, 1997.

M.D. SASS RE/ENTERPRISE INTERNATIONAL, LTD.      M.D. SASS MANAGEMENT, INC.

By:  M.D. Sass Management, Inc.


By:    /s/ Martin E. Winter                 By:    /s/ Martin E. Winter
     Martin E. Winter                              Martin E. Winter
     Senior Vice President                         Senior Vice President


M.D. SASS RE/ENTERPRISE PARTNERS, L.P.            M.D. SASS ASSOCIATES, INC.

By:  M.D. Sass Associates, Inc.,
   its General Partner


By:    /s/ Martin E. Winter                  By:    /s/ Martin E. Winter
     Martin E. Winter                              Martin E. Winter
     Senior Vice President                         Senior Vice President


M.D. SASS PARALLAX PARTNERS, L.P.            M.D. SASS GPU INC.

By:  M.D. Sass GPU Inc.,
    its General Partner


By:    /s/ Martin E. Winter             By:    /s/ Martin E. Winter
     Martin E. Winter, Treasurer              Martin E. Winter, Treasurer


M.D. SASS ASSOCIATES, INC.
EMPLOYEES PROFIT SHARING PLAN           M.D. SASS INVESTORS SERVICES, INC.

By:    /s/ Martin E. Winter             By:    /s/ Martin E. Winter
     Martin E. Winter                        Martin E. Winter
     Trustee                                 Senior Vice President

J. B. RUBIN & CO. DEFINED
CONTRIBUTION PLAN INC.                 CORPORATE RENAISSANCE GROUP



By:    /s/ James B. Rubin               By:    /s/ Martin E. Winter
     James B. Rubin                     Martin E. Winter
     Trustee                            Treasurer